SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Schedule 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CONCURRENT COMPUTER CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

206710402

(CUSIP Number)

January 7, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 206710402	Page 2 of 10

1.	Name of Reporting Person
I. R. S. Identification No. of Above Person (entities only)

Mercury Fund VIII, Ltd. I.R.S. Identification No. 26-1440289

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization	Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	356,100(1)

	6.	Shared Voting Power	-0-

	7.	Sole Dispositive Power	356,100 (1)

	8.	Shared Dispositive Power	-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	356,100 (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	~

11.	Percent of Class Represented by Amount in Row (9)	4.08%(2)

12.	Type of Reporting Person*	PN

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, Ltd. ("Mercury Ventures II"), which is the General Partner of Mercury Fund VIII, Ltd. ("Mercury VIII").

(2)	Assumes a total of 8,722,259 shares of common stock (the "Common Stock") outstanding based on Concurrent Computer Corporation's ("CCUR") Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed on October 30, 2012.

CUSIP No. 206710402	Page 3 of 10

1.	Name of Reporting Person
I. R. S. Identification No. of Above Person (entities only)

Mercury Fund X, Ltd. I.R.S. Identification No. 27-4538464

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization	Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	78,370(1)

	6.	Shared Voting Power	-0-

	7.	Sole Dispositive Power	78,370 (1)

	8.	Shared Dispositive Power	-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	78,370 (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	~

11.	Percent of Class Represented by Amount in Row (9)	0.90%(2)

12.	Type of Reporting Person*	PN

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, Ltd. ("Mercury Ventures II"), which is the General Partner of Mercury Fund X, Ltd. ("Mercury X").

(2)	Assumes a total of 8,722,259 shares of Common Stock outstanding based on CCUR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed on October 30, 2012.

CUSIP No. 206710402	Page 4 of 10

1.	I. R. S. Identification No. of Above Person (entities only)

Mercury Ventures II, Ltd. I.R.S. Identification No. 20-4736567

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization	Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	434,470(1)

	6.	Shared Voting Power	-0-

	7.	Sole Dispositive Power	434,470(1)

	8.	Shared Dispositive Power	-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	434,470(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	~

11.	Percent of Class Represented by Amount in Row (9)	4.98%(2)

12.	Type of Reporting Person*	PN

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury VIII and Mercury X.

(2)	Assumes a total of 8,722,259 shares of Common Stock outstanding based on CCUR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed on October 30, 2012.

CUSIP No. 206710402	Page 5 of 10

1.	Name of Reporting Person
I. R. S. Identification No. of Above Person (entities only)

Mercury Management, L.L.C. I.R.S. Identification No. 75-2796232

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization	Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	434,470(1)

	6.	Shared Voting Power	-0-

	7.	Sole Dispositive Power	434,470(1)

	8.	Shared Dispositive Power	-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	434,470(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	~

11.	Percent of Class Represented by Amount in Row (9)	4.98%(2)

12.	Type of Reporting Person*	OO

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II. Mercury Ventures II is the General Partner of Mercury VIII and Mercury X.

(2)	Assumes a total of 8,722,259 shares of Common Stock outstanding based on CCUR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed on October 30, 2012.

CUSIP No. 206710402	Page 6 of 10

1.	Name of Reporting Person
I. R. S. Identification No. of Above Person (entities only)

Kevin C. Howe

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	434,470(1)

	6.	Shared Voting Power	-0-

	7.	Sole Dispositive Power	434,470 (1)

	8.	Shared Dispositive Power	-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	434,470 (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	~

11.	Percent of Class Represented by Amount in Row (9)	4.98%(2)

12.	Type of Reporting Person*	IN

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II. Mercury Ventures II is the General Partner of Mercury VIII and Mercury X.

(2)	Assumes a total of 8,722,259 shares of Common Stock outstanding based on CCUR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed on October 30, 2012.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 206710402	Page 7 of 10

Introduction

Pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, Mercury Fund VIII, Ltd. ("Mercury VIII"), Mercury Fund X, Ltd. ("Mercury X"), Mercury Ventures II, Ltd. ("Mercury Ventures II"), Mercury Management, L.L.C. ("Mercury Management") and Kevin C. Howe ("Mr. Howe") are making this joint filing on Schedule 13G/A.

Item 1(a).	Name of Issuer:

Concurrent Computer Corporation, a Delaware corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

4375 River Green parkway, Suite 100, Duluth, Georgia 30097

Item 2(a).	Name of Person Filing:

Mercury Fund VIII, Ltd.

Mercury Fund X, Ltd.

Mercury Ventures II, Ltd.

Mercury Management, L.L.C.

Kevin C. Howe

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of Mercury VIII, Mercury X, Mercury Ventures II, Mercury Management and Mr. Howe is 501 Park Lake Drive, McKinney, Texas 75070.

Item 2(c).	Citizenship:

Mercury VIII's place of organization is Texas
Mercury X's place of organization is Texas
Mercury Ventures II's place of organization is Texas
Mercury Management's place of organization is Texas
Mr. Howe is a citizen of the United States
Item 2(d).	Title of Class of Securities:

Common stock, $0.01 par value per share (the "Common Stock")

CUSIP No. 206710402	Page 8 of 10

Item 2(e).	CUSIP Number:

206710402

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership:

Mercury VIII

(a)	Amount beneficially owned:		356,100(1)

(b)	Percent of class:		4.08%(2)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or direct the vote	356,100(1)

	(ii)	Shared power to vote or direct the vote	-0-

	(iii)	Sole power to dispose or to direct the disposition of	356,100(1)

	(iv)	Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury VIII.

(2)	Assumes a total of 8,722,259 shares of Common Stock outstanding based on CCUR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed on October 30, 2012.

Mercury X

(d)	Amount beneficially owned:		78,370(1)

(e)	Percent of class:		.42%(2)

(f)	Number of shares as to which the person has:

	(i)	Sole power to vote or direct the vote	78,370(1)

	(ii)	Shared power to vote or direct the vote	-0-

	(iii)	Sole power to dispose or to direct the disposition of	78,370(1)

	(iv)	Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury X.

(2)	Assumes a total of 8,722,259 shares of Common Stock outstanding based on CCUR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed on October 30, 2012.

CUSIP No. 206710402	Page 9 of 10

Mercury Ventures II

(a)	Amount beneficially owned:		434,470(1)

(b)	Percent of class:		4.98%(2)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or direct the vote	434,470(1)

	(ii)	Shared power to vote or direct the vote	-0-

	(iii)	Sole power to dispose or to direct the disposition of	434,470(1)

	(iv)	Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury VIII and Mercury X.

(2)	Assumes a total of 8,722,259 shares of Common Stock outstanding based on CCUR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed on October 30, 2012.

Mercury Management

(a)	Amount beneficially owned:		434,470(1)

(b)	Percent of class:		4.98%(2)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or direct the vote	434,470(1)

	(ii)	Shared power to vote or direct the vote	-0-

	(iii)	Sole power to dispose or to direct the disposition of	434,470(1)

	(iv)	Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II. Mercury Ventures II is the General Partner of Mercury VIII and Mercury X.

(2)	Assumes a total of 8,722,259 shares of Common Stock outstanding based on CCUR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed on October 30, 2012.

CUSIP No. 206710402	Page 10 of 10

Mr. Howe

(a)	Amount beneficially owned:		434,470(1)

(b)	Percent of class:		4.98%(2)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or direct the vote	434,470(1)

	(ii)	Shared power to vote or direct the vote	-0-

	(iii)	Sole power to dispose or to direct the disposition of	434,470(1)

	(iv)	Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II. Mercury Ventures II is the General Partner of Mercury VIII and Mercury X.

(2)	Assumes a total of 8,722,259 shares of Common Stock outstanding based on CCUR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed on October 30, 2012.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

The following lists each member of the group filing this Schedule 13G/A pursuant to Rule 13d-1(c):

Mercury Fund VIII, Ltd.

Mercury Fund X, Ltd.

Mercury Ventures II, Ltd.

Mercury Management, L.L.C.

Kevin C. Howe

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Remainder of Page Intentionally Left Blank]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 11, 2013	MERCURY FUND VIII, LTD.

	By:	MERCURY VENTURES II, LTD.
General Partner

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By:	/s/ Kevin C. Howe
		Name:	Kevin C. Howe
		Title:	Manager

January 11, 2013	MERCURY FUND X, LTD.

	By:	MERCURY VENTURES II, LTD.
General Partner

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By:	/s/ Kevin C. Howe
		Name:	Kevin C. Howe
		Title:	Manager

January 11, 2013	MERCURY VENTURES II, LTD.

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By:	/s/ Kevin C. Howe
		Name:	Kevin C. Howe
		Title:	Manager

January 11, 2013	MERCURY MANAGEMENT, L.L.C.

	By:	/s/ Kevin C. Howe
Name: Kevin C. Howe
Title: Manager

January 11, 2013		/s/ Kevin C. Howe
Name: Kevin C. Howe

EXHIBIT A

JOINT FILING AGREEMENT

SCHEDULE 13G/A

JOINT FILING AGREEMENT

This Agreement is dated as of January 11, 2013 by and among Mercury Fund VIII, Ltd., ("Mercury VIII"), Mercury Fund X, Ltd., ("Mercury X"), Mercury Ventures II, Ltd. ("Mercury Ventures II"), Mercury Management, L.L.C. ("Mercury Management") and Kevin C. Howe ("Mr. Howe").

WHEREAS, pursuant to paragraph (k)(1) of Rule 13d-1 promulgated under Section 13d(1) of the Securities Exchange Act of 1934, as amended (the "Act"), the parties hereto have decided to satisfy their filing obligations under the Act by a single joint filing.

NOW, THEREFORE, the undersigned do hereby agree as follows:

1. The Schedule 13G/A (the "Schedule 13G/A") with respect to Concurrent Computer Corporation, a Delaware corporation, to which this Agreement is attached as Exhibit A is filed on behalf of Mercury VIII, Mercury X, Mercury Ventures II, Mercury Management and Mr. Howe. Mercury VIII, Mercury X, Mercury Ventures II and Mercury Management hereby authorize Mr. Howe to file the Schedule 13G/A on their behalf.

2. Each of Mercury VIII, Mercury X, Mercury Ventures II, Mercury Management and Mr. Howe is responsible for the completeness and accuracy of the information concerning such person or entity contained therein; provided that each person or entity is not responsible for the completeness or accuracy of the information concerning any other person or entity making such filing.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

January 11, 2013	MERCURY FUND VIII, LTD.

	By:	MERCURY VENTURES II, LTD.
General Partner

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By:	/s/ Kevin C. Howe
		Name:	Kevin C. Howe
		Title:	Manager

January 11, 2013	MERCURY FUND X, LTD.

	By:	MERCURY VENTURES II, LTD.
General Partner

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By:	/s/ Kevin C. Howe
		Name:	Kevin C. Howe
		Title:	Manager

January 11, 2013	MERCURY VENTURES II, LTD.

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By:	/s/ Kevin C. Howe
		Name:	Kevin C. Howe
		Title:	Manager

January 11, 2013	MERCURY MANAGEMENT, L.L.C.

	By:	/s/ Kevin C. Howe
Name: Kevin C. Howe
Title: Manager

January 11, 2013		/s/ Kevin C. Howe
Name: Kevin C. Howe